UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Physicians Formula Holdings, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

719427106

(CUSIP number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3501

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, address and telephone number of person authorized to receive notices and communications)

April 28, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 719427106	Page 2 of 11 Pages

13D

1.	Names of reporting persons. Thomas E. Lynch
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 25,000
	8.	Shared voting power 3,166,943
	9.	Sole dispositive power 25,000
	10.	Shared dispositive power 3,166,943
11.	Aggregate amount beneficially owned by each reporting person 3,191,943
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 22.4%
14.	Type of reporting person (see instructions) IN; HC

CUSIP No. 719427106	Page 3 of 11 Pages

13D

1.	Names of reporting persons. Scott P. Scharfman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 3,166,943
	9.	Sole dispositive power
	10.	Shared dispositive power 3,166,943
11.	Aggregate amount beneficially owned by each reporting person 3,191,943
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 22.4%
14.	Type of reporting person (see instructions) IN; HC

CUSIP No. 719427106	Page 4 of 11 Pages

13D

1.	Names of reporting persons. Mill Road Capital GP LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,166,943
	8.	Shared voting power
	9.	Sole dispositive power 3,166,943
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 3,191,943
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 22.4%
14.	Type of reporting person (see instructions) OO; HC

CUSIP No. 719427106	Page 5 of 11 Pages

13D

1.	Names of reporting persons. Mill Road Capital, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,166,943
	8.	Shared voting power
	9.	Sole dispositive power 3,166,943
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 3,191,943
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 22.4%
14.	Type of reporting person (see instructions) PN

CUSIP No. 719427106	Page 6 of 11 Pages

This Amendment No. 7 to the joint statement on Schedule 13D filed by the undersigned on November 10, 2008, with respect to the common stock, par value $0.01 per share, of Physicians Formula Holdings, Inc., a Delaware corporation (the “Initial Filing”), as amended by Amendment No. 1 on Schedule 13D filed by the undersigned on November 14, 2008, as amended by Amendment No. 2 on Schedule 13D filed by the undersigned on November 25, 2008, as amended by Amendment No. 3 on Schedule 13D filed by the undersigned on December 18, 2008, as amended by Amendment No. 4 on Schedule 13D filed by the undersigned on March 11, 2009, as amended by Amendment No. 5 on Schedule 13D filed by the undersigned on November 10, 2009, and as amended by Amendment No. 6 on Schedule 13D filed by the undersigned on February 10, 2010 (the Initial Filing, as so amended, the “Schedule 13D”), amends the Schedule 13D as follows:

1. Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 3. Source and Amount of Funds or Other Consideration. The Reporting Persons acquired beneficial ownership of an aggregate of 3,166,943 shares of Common Stock, consisting of 2,516,943 shares of Common Stock and a warrant to purchase 650,000 shares of Common Stock, for $8,331,795.20 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions. In addition, on April 29, 2010, the Issuer granted to Mr. Lynch the option to purchase 25,000 shares of Common Stock as further described in Item 6 of this Schedule 13D in connection with his election to the Issuer’s board of directors.”

2. Item 4 of the Schedule 13D shall hereby be amended by replacing the second and third paragraphs with the following three paragraphs:

“On November 6, 2009, the Fund purchased for $8 million a senior subordinated note issued by Physicians Formula, Inc., a New York corporation and wholly owned subsidiary of the Issuer (the “Borrower”), and the right to receive a warrant to purchase shares of the Issuer’s Common Stock. The Fund’s right to receive this warrant was conditioned upon the Issuer’s obtaining shareholder approval of the warrant’s issuance and certain amendments to the senior subordinated note. The initial note purchase agreement, the senior subordinated note, the form of warrant and the other agreements effecting the transactions contemplated by the initial note purchase agreement are attached to this Schedule 13D as Exhibits 10–13. On February 3, 2010, the Fund, the Issuer, the Borrower and the other direct and indirect subsidiaries of the Issuer named as guarantors in the note purchase agreement amended the agreement as set forth in Exhibit 14 to this Schedule 13D.

On April 28, 2010, at a special meeting of the shareholders of the Issuer called in accordance with the terms of the note purchase agreement, the shareholders approved certain further amendments to the note purchase agreement, certain amendments to the senior subordinated note, and the issuance by the Issuer to the Fund of a warrant to purchase 650,000 shares of Common Stock at a purchase price of $0.25 per share. On April 30, 2010, (i) the Fund, the Issuer, the Borrower, and the other direct and indirect subsidiaries of the Issuer named as guarantors in the note purchase agreement amended

CUSIP No. 719427106	Page 7 of 11 Pages

the note purchase agreement, (ii) the Borrower amended and restated the senior subordinated note, (iii) the Issuer issued the warrant to the Fund, and (iv) the Fund and the Issuer entered into a registration rights agreement covering the shares of Common Stock issuable upon exercise of the warrant, all of which were in the form approved by the Issuer’s shareholders on April 28, 2010. This amendment to the note purchase agreement, the amended and restated senior subordinated note, the warrant and the registration rights agreement are attached hereto as Exhibits 15-18. The terms and conditions of the note purchase agreement, as so amended, including the Fund’s right to designate a member to serve on the Issuer’s board of directors and a standstill agreed to by the Fund, the amended and restated note, the warrant and the registration rights agreement are described in more detail in Item 6 of this Schedule 13D.

Effective April 29, 2010, in accordance with the Fund’s director designation right under the note purchase agreement, the Issuer’s board of directors increased the size of the Issuer’s board of directors by one and elected Mr. Lynch as a director of the Issuer. Mr. Lynch’s term will expire at the annual meeting of the Issuer’s shareholders scheduled to be held on June 3, 2010, at which time Mr. Lynch will stand for re-election to the Issuer’s board of directors. In connection with Mr. Lynch’s being elected as a director of the Issuer, on April 29, 2010, the Issuer granted to Mr. Lynch the option to purchase 25,000 shares of the Common Stock described in Item 6 of this Schedule 13D.”

4. Item 5(a) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a) In the aggregate, the Reporting Persons beneficially own, as of May 3, 2010, 3,191,943 shares of the Common Stock, representing approximately 22.4% of such class of securities. The Fund, the GP, as the sole general partner of the Fund, and Messrs. Lynch and Scharfman each beneficially owns, as of May 3, 2010, 3,191,943 shares of the Common Stock, representing approximately 22.4% of such class of securities. This beneficial ownership of 3,191,943 shares of the Common Stock consists of 2,516,943 shares of Common Stock held by the Fund, a warrant to purchase 650,000 shares of Common Stock held by the Fund, and an option to purchase 25,000 shares of Common Stock held by Mr. Lynch. These percentages of beneficial ownership are based on a total of 14,264,668 shares of Common Stock, consisting of the 13,589,668 shares of the Common Stock outstanding as of April 12, 2010, as reported in Issuer’s definitive proxy statement filed on April 21, 2010, and the 675,000 shares of Common Stock that the Reporting Persons collectively have the right to acquire pursuant to the warrant and the option described above.”

5. Item 5(b) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(b) Each of Messrs. Lynch and Scharfman has the shared authority to vote and dispose of the 2,516,943 shares of Common Stock, and the 650,000 shares of Common Stock subject to the warrant to purchase shares of Common Stock, held by the Fund and reported in this joint statement on Schedule 13D on behalf of the Fund. Mr. Lynch has the sole authority to vote and dispose of the 25,000 shares of Common Stock subject to the option to purchase shares of Common Stock held by Mr. Lynch and reported in this joint statement on Schedule 13D.”

CUSIP No. 719427106	Page 8 of 11 Pages

6. Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(c) On April 28, 2010, the Issuer issued to the Fund the warrant to purchase 650,000 shares of Common Stock, at a strike price of $0.25 per share, described in Item 6 of this Schedule 13D. On April 29, 2010, the Issuer granted to Mr. Lynch the option to purchase 25,000 shares of Common Stock, at a strike price of $3.04 per share, described in Item 6 of this Schedule 13D. No Reporting Person effected any other transaction in shares of the Common Stock from March 4, 2010 (the date 60 days prior to the date of filing of this statement) to May 3, 2010.”

7. Item 6 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. The Fund, the Issuer, the Borrower and the other direct and indirect subsidiaries of the Issuer are parties to the Senior Subordinated Note Purchase and Security Agreement dated as of November 6, 2009, as amended by the First Amendment to Senior Subordinated Note Purchase Agreement and Security Agreement dated February 3, 2010, and as amended by the Second Amendment to the Senior Subordinated Note Purchase and Security Agreement dated as of April 30, 2010. This agreement, as so amended, will be referred to in this Item 6 as the “note purchase agreement.” On November 6, 2009, the Borrower issued to the Fund pursuant to the note purchase agreement a Senior Subordinated Note, which was amended and restated on April 30, 2010. This note, as so amended and restated, will be referred to in this Item 6 as the “senior subordinated note” or the “note.” On April 30, 2010, the Issuer issued to the Fund pursuant to the note purchase agreement a warrant to purchase 650,000 shares of the Common Stock at a purchase price of $0.25 per share, which will be referred to in this Item 6 as the “warrant.” On April 30, 2010, in accordance with the note purchase agreement, the Issuer and the Fund entered into a registration rights agreement covering the shares of Common Stock issuable upon exercise of the warrant, which will be referred to in this Item 6 as the “registration rights agreement.” The note purchase agreement, the senior subordinated note, the warrant, the registration rights agreement and all of the other agreements effecting the transactions contemplated by the note purchase agreement, as well as all amendments and restatements to them, are attached to this Schedule 13D as Exhibits 10-18, and their material terms and conditions are described in the following paragraphs of this Item 6.

The initial principal balance of the senior subordinated note was $8 million. The unpaid principal balance of the note accrues cash interest at a rate of 10% per annum, which interest is payable monthly. The unpaid principal balance of the note also accrues interest at a rate 4% per annum, compounded annually, which interest is automatically added to the note’s unpaid principal balance.

The senior subordinated note becomes due on November 6, 2014. If the Issuer pays off the principal balance of the note or any portion thereof before November 6, 2013, the Issuer must pay the Fund, in addition to any accrued and unpaid interest, a prepayment penalty in an amount ranging from 1% to 5% of the principal amount being repaid, which penalty decreases as the time period between the due and prepayment dates decreases.

CUSIP No. 719427106	Page 9 of 11 Pages

Subject to the rights of the Issuer’s senior lender, the Fund can require the Issuer to redeem the note for an amount equal to its then unpaid principal balance, accrued and unpaid interest and the applicable prepayment penalty upon a “change of control” of the Issuer as such term is defined in the note purchase agreement.

The senior subordinated note is secured by a security interest in all of the assets of the Issuer, the Borrower and the other direct or indirect subsidiaries of the Issuer.

For as long as the senior subordinated note is outstanding, the Fund has the right to designate one individual to serve as a member of the Issuer’s board of directors, beginning on April 21, 2010, the date that the Issuer filed the proxy statement for its 2010 annual meeting of shareholders. Accordingly, on April 29, 2010, the Issuer’s board of directors increased the size of the Issuer’s board of directors by one, and elected Mr. Lynch as a director of the Issuer. Mr. Lynch’s term will expire at the annual meeting of the Issuer’s shareholders scheduled to be held on June 3, 2010, at which time Mr. Lynch will stand for re-election to the Issuer’s board of directors. The Issuer has agreed to recommend to its shareholders that the Fund’s designee be elected to serve on the Issuer’s board of directors at each of the Issuer’s annual meeting of shareholders occurring while the note remains outstanding.

The note purchase agreement imposes a standstill on the Fund, which prevents the Fund or any of its affiliates from either acquiring more than 35% of the Common Stock or seeking to elect members to serve on the Issuer’s board of directors (except as described in the foregoing paragraph) without the prior consent of the Issuer’s board of directors until September 30, 2012. This standstill is released upon the Borrower’s receipt of a bid for the acquisition of the Issuer and its subsidiaries from person other than the Fund or its affiliates.

The warrant permits the Fund to purchase 650,000 shares of Common Stock at a purchase price of $0.25 per share. The warrant is exercisable by the Fund, in whole or in part, on or before April 30, 2017. Pursuant to the registration rights agreement, the Fund has certain registration rights with respect to the shares of Common Stock issuable upon exercise of the warrant.

In connection with Mr. Lynch’s being elected as a director of the Issuer, on April 29, 2010, the Issuer granted to Mr. Lynch a non-qualified stock option to purchase 25,000 shares of the Common Stock at a strike price of $3.04 per share, which the Issuer’s board of directors determined to be the fair market value per share of the Common Stock on that date. The option is subject to the following vesting schedule: 6,250 shares of Common Stock subject to the option vested on April 29, 2010 and the remaining 18,750 shares of Common Stock subject to the option vest in 48 equal monthly installments, beginning on May 31, 2010. The option is also subject to the other terms and conditions of the option agreement attached to this Schedule 13D as Exhibit 19 and to the terms and conditions of the Issuer’s 2006 Equity Incentive Plan. It is expected that Mr. Lynch will assign his rights under the option to the Management Company.

CUSIP No. 719427106	Page 10 of 11 Pages

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

8. Item 7 of the Schedule 13D shall hereby be amended by adding the following Exhibits:

“Exhibit 15 Second Amendment to Senior Subordinated Note Purchase and Security Agreement, dated as of April 30, 2010, by and among the Borrower, as borrower, the Issuer and the other guarantors named therein, and the Fund, as lender.

Exhibit 16 Amended and Restated Senior Subordinated Note, dated as of April 30, 2009, by the Borrower, in favor of the Fund.

Exhibit 17 Physicians Formula Holdings, Inc. Common Stock Purchase Warrant No. 2010-#1 issued to Mill Road Capital, L.P. on April 29, 2010.”

Exhibit 18 Registration Rights Agreement dated as of April 30, 2010 by and between the Issuer and the Fund.

Exhibit 19 Form of Non-qualified Stock Option Agreement dated as of April 29, 2010 by and between the Issuer and Mr. Lynch.”

9. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 719427106	Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	May 3, 2010

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/S/ CHARLES M. B. GOLDMAN
Charles M. B. Goldman
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/S/ CHARLES M. B. GOLDMAN
Charles M. B. Goldman
Management Committee Director

THOMAS E. LYNCH

By:	/S/ CHARLES M. B. GOLDMAN
Charles M. B. Goldman, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/S/ CHARLES M. B. GOLDMAN
Charles M. B. Goldman, attorney-in-fact